

January 19, 2021

Mei Kanayama
Representative Director
Yoshitsu Co., Ltd
Harumi Building, 2-5-9 Kotobashi
Sumida-ku, Tokyo, 130-0022
Japan

      Re: Yoshitsu Co., Ltd
           Draft Registration Statement on Form F-1
           Submitted December 23, 2020
           CIK No. 0001836242

Dear Mr. Kanayama:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.   To balance your disclosure regarding your growth and profitability, please revise the summary to discuss how to date you have financed your operations primarily through bank loans and shareholder working capital funding. In doing so, please disclose the currently outstanding amounts of your short-term and long-term borrowings, as well as their dates of maturity.

Risk Factors, page 8

2.   Please add new risks factors to address (1) your historical reliance on short-term borrowings to fund your operations and the risks such reliance may have for your future growth and (2) the risks associated with having and servicing your short-term and long-term borrowings.

The business operations and results of operations of our directly-operated physical stores, page 9

3.   Please expand your risk factor disclosure to update the status of the pandemic and governmental vaccinations efforts. While your current disclosure at page 37 states that the daily life of Japanese residents is largely back to normal, this disclosure does not appear to address the effect on your business of the recent surges in pandemic-related illnesses in your target markets, including the United States and Canada, or logistical and manufacturing challenges which have delayed the production and administration of widespread global vaccinations. Please revise accordingly.

Our earnings and business growth strategy depend on the success of our franchisees, page 11

4.   We note that a single franchisee owns all of your stores in the United States and another franchisee owns all of your stores in Canada. Please revise your risk factor disclosure where appropriate to address the risk posed by your significant reliance on these two franchisees.

We rely on our relationships with suppliers to purchase high-quality beauty and health products, page 13

5.   Please clarify the meaning of the term "prestige suppliers." Also, please revise to identify your "core brands" and the product sales attributable to these brands. In this regard, it is unclear whether the four suppliers which accounted for 25.9% to 13.4% of your total purchases are your "core brands." Additionally, please file material agreements with your suppliers and revise under "Suppliers" at page 64, or elsewhere as appropriate, to describe the material terms of such agreements.

Our directly-operated physical stores are all located in Japan, page 15

6.   To the extent significant operations are concentrated in specific geographic locations, please provide risk factor disclosure related to the geographic concentrations or tell us why you do not believe such geographic concentrations are material to evaluating your business. In this regard, we note that significant portions of your operations are in Japan, the United States, and Canada. If operations in these different countries subject you to different market forces (for example, different government regulations, consumer preferences, real estate trends, etc.), please revise your disclosure here and in the Business section to highlight these differences.

Holders of ADS have fewer rights than shareholders under Japanese law, page 25

7.   We note your disclosure that the right of shareholders under Japanese Law to take certain actions, including voting shares and bringing derivative actions, are only available to shareholders of record. To the extent these provisions apply to federal securities laws, describe any questions as to enforceability under federal law, how they will impact your investors, and any significant associated risks. In addition, please revise your disclosure and any related exhibits to state that by agreeing to these provisions, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

Liquidity and Capital Resources, page 42

8.   Please revise this section to provide the terms of your outstanding bank loans and shareholder working capital loans, if any. In addition, please disclose in greater detain how management plans to increase your reliance on cash flows provided by operating activities to support your future operations.

Expand into New Markets by Operating New Stores, page 56

9.   Please revise here and in the risk factors section, as appropriate, to describe the financial and logistical challenges associated with your plans for accelerated and geographically expansive growth during the next five years. In this regard, please describe the applicable milestones and related costs of your expansion plans. In addition, please disclose that rapid expansion is a new strategy for your company and address your management's limited history managing such expansion. Provide similar disclosure regarding your plans to develop your own private label products, as described on page 57.

Corporate History and Structure, page 58

10.   Please revise to describe your anticipated repurchase transaction(s) involving Grand Elec-Tech Limited.

Online Stores, page 61

11.   Please provide the basis for your claims that your shopping experience is preferable to that of your competitors. For instance, while you have highlighted that, among other things, your online stores display purchase history, customer reviews, and popular items, and provide links to social media, these features would appear to be standard components of many retail sites. In addition, please describe how, when, and at what cost, if material, you intend to build a "better consumer interface" as noted on page 57.

Franchise Profile and Trademark License Agreements, page 63

12.   Please revise to clarify the franchise fee structure, including:

   - whether franchisees are required to pay an initial fee to purchase the franchise;
   - whether additional fees are charged for new franchise locations;
   - whether franchise stores are subject to mandatory requirements contracts; and
   - whether the $1 royalty payment that you have described is made in lieu of future commissions payable on sales.

Further, to the extent that franchise stores may purchase 30% of their products from third-parties, please explain whether there are any limitations on the kinds of products that may be purchased from third parties or the sources of such products (i.e., whether your franchise stores may purchase goods from competitors). In addition, please disclose, if applicable, any material arrangements to provide financing to franchisees.

Marketing, page 64

13.   In your risk factor on page 15 entitled "If we are unable to conduct our marketing activities cost-effectively" you state that marketing in your target markets is evolving and will require that you employ new marketing methods. Please revise here to describe how you anticipate that your methods will change in the future (including, for example, increased reliance on artificial intelligence or other technology), and the anticipated cost and timing of any new marketing initiatives.

Our Relationship with Cosmetics and Pharmaceutical Companies and Key Suppliers, page 65

14.   Please describe the requirements that you must meet to qualify as a tier one distributor and quantify, if material, the pricing discount that you are entitled to as a result of such designation.

Distribution, page 65

15.   We note that the disclosure in the prospectus regarding your distribution centers appears to focus primarily on your directly operated stores in Japan. Please revise, where appropriate, to discuss how products are distributed to your franchise stores. We also note that it is unclear how the inventory for your U.S. and Canada stores may differ from that of your directly operated stores in Japan. To the extent that product selections are localized, rather than standardized, please explain how your distribution plans account for regional differences in taste. In this regard, we note your disclosure elsewhere in the prospectus, including in the first risk factor on page 34, that your success substantially depends on the ability to recognize beauty trends and customer demand.

Related Party Transactions, page 80

16.   Please revise this section to describe the material terms of each of the related party transactions identified in this section.

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-6

17.   Per Note 9 of your financial statement footnotes, during the fiscal year ended March 31, 2020, you had sales to Tokyo Lifestyle Limited (HK) in excess of the amount of the long-term loan receivable due from them, a related party. This long-term receivable agreement was entered into on February 4, 2020--near the end of your fiscal year. Please tell us how you concluded the long-term loan made to a related party line item in your statement of cash flows represented an investing activity, rather than an operating activity. In doing so, explain in detail how you determined this long-term loan was not used to repay accounts receivable owed by Tokyo Lifestyle Limited (HK). Otherwise, revise your statement of cash flows and disclosures throughout the filing accordingly. Refer to ASC 230-10-45-16(a).

        You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Dietrich King at (202) 551-8071 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Ying Li